Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-273353

 333-273353-01

PRICING SUPPLEMENT TO THE PROSPECTUS DATED JULY 20, 2023 AND THE PRODUCT PROSPECTUS SUPPLEMENT DATED FEBRUARY 29, 2024

US$1,106,000

Nomura America Finance, LLC

Senior Global Medium-Term Notes, Series A

Fully and Unconditionally Guaranteed by Nomura Holdings, Inc.

Leveraged Buffered Notes with Autocall Feature Linked to the Nasdaq-100 Index® due June 29, 2028

•	Nomura America Finance, LLC is offering the leveraged buffered notes with autocall feature linked to the Nasdaq-100 Index® (the “reference asset”) due June 29, 2028 (the “notes”) described below. The notes are unsecured securities. All payments on the notes are subject to our credit risk and that of the guarantor of the notes, Nomura Holdings, Inc.

•	Callable at the principal amount plus the call premium of 13.25% on July 1, 2027, the call observation date, if the closing value of the reference asset is at or above the call barrier value equal to 100% of the initial value of the reference asset. You will not receive back any fees if the notes are automatically called.

•	If the notes are not automatically called, at maturity:

•	1.25x exposure to any positive return of the reference asset;

•	If the reference asset declines below the initial value but not by more than 15%, you will receive 100% of your principal amount at maturity

•	If the reference asset declines by more than 15%, you will receive protection from the first 15% of any losses, with 1.00x exposure to each 1% decline beyond a reference asset performance of -15%. Under these circumstances you will lose up to 85% of your investment.

•	Approximately a two year maturity if not called.

•	The notes will not be listed on any securities exchange.

•	The notes are not ordinary debt securities, and you should carefully consider whether the notes are suited to your particular circumstances.

Investing in the notes involves significant risks, including our and Nomura’s credit risk. You should carefully consider the risk factors under “Additional Risk Factors Specific to Your Notes” beginning on page PS-5 of this pricing supplement, under “Risk Factors” beginning on page 6 in the accompanying prospectus, under “Additional Risk Factors Specific to the Notes” beginning on page PS-18 of the accompanying product prospectus supplement, and any risk factors incorporated by reference into the accompanying prospectus before you invest in the notes.

The estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by Nomura Securities International, Inc.) is $979.60 per $1,000 principal amount, which is less than the price to public.

Delivery of the notes will be made against payment therefor on the original issue date specified below.

The notes will be our unsecured obligations. We are not a bank, and the notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Price to Public	Agent’s Commission	Proceeds to Issuer
Per Note	100.00%	1.75%	98.25%
Total	$1,106,000.00	$19,355.00	$1,086,645.00

Citigroup Global Markets Inc., acting as the distribution agent, will purchase the notes from us at the price to the public less the agent’s commission. The price to public, agent’s commission and proceeds to issuer listed above relate to the notes we sell initially. We may decide to sell additional notes after the trade date but prior to the original issue date, at a price to public, agent’s commission and proceeds to issuer that differ from the amounts set forth above, but the agent’s commission will not exceed the amount set forth above and the proceeds to issuer will not be less than the amount set forth above. Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions

We will use this pricing supplement in the initial sale of the notes. In addition, Nomura Securities International, Inc. or another of our affiliates may use this pricing supplement in market-making transactions in the notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

Citigroup

June 25, 2026

TERMS OF THE NOTES
Issuer:	Nomura America Finance, LLC (“we” or “us”)
Guarantor:	Nomura Holdings, Inc. (“Nomura”)
Principal Amount:	US$1,106,000
Reference Asset:	The Nasdaq-100 Index® (Ticker: NDX) (the “NDX”)
Trade Date:	June 25, 2026
Original Issue Date:	June 30, 2026
Final Valuation Date:	June 26, 2028, subject to postponement as described under “General Terms of the Notes—Market Disruption Events” in the accompanying product prospectus supplement.
Stated Maturity Date:	June 29, 2028, unless that date is not a business day, in which case the maturity date will be the next following business day. The actual maturity date for the notes may be different if postponed as described under “General Terms of the Notes—Market Disruption Events” in the accompanying product prospectus supplement.
Call Feature:	The notes will be automatically called if the closing of the reference asset is at or above its call barrier value on the call observation date. In that case, you will receive a cash payment, per $1,000 principal amount of notes, equal to the principal amount plus the call premium. You will not receive back any fees if notes are automatically called.
Call Observation Date and Call Payment Date:	Call Observation Date	Call Payment Date
	July 1, 2027	July 7, 2027
The call observation date and call payment date are subject to postponement as described under “General Terms of the Notes—Market Disruption Events” in the accompanying product prospectus supplement.
Call Premium:	13.25%
Call Barrier Value:	100.00% of the initial value
Upside Participation Rate:	125.00% (1.25x)
Payment at Maturity:	At maturity, for each $1,000 principal amount of notes, we will pay you a cash payment equal to the cash settlement amount.
Cash Settlement Amount:

If the notes have not been called:

If the final value is greater than the initial value:

$1,000 + ($1,000 × reference asset performance × upside participation rate).

If the final value is less than or equal to the initial value but greater than or equal to the buffer value:

$1,000 (i.e., zero return).

If the final value is less than the buffer value:

$1,000 + [$1,000 × (reference asset performance + 15.00%)].

Under these circumstances, you will receive protection from the first 15.00% of any losses, with 1.00x exposure to each 1% decline beyond a reference asset performance of -15.00%. If the final value is less than the buffer value, you will lose up to 85.00% of the principal amount.

Reference Asset Performance:	The quotient, expressed as a percentage, calculated as follows: final value - initial value initial value
Initial Value:	29,440.32 which was the closing value of the reference asset on the trade date.
Final Value:	The closing value of the reference asset on the final valuation date.
Buffer Value:	25,024.27 which is 85.00% of the initial value (rounded to two decimal places).
Denominations:	$1,000 and integral multiples thereof
Defeasance:	Not applicable
Program:	Senior Global Medium-Term Notes, Series A
CUSIP No.:	65541KRW6
ISIN No.:	US65541KRW61
Currency:	U.S. dollars
Calculation Agent:	Nomura Securities International, Inc.
Trustee, Paying Agent and Transfer Agent:	Deutsche Bank Trust Company Americas
Clearance and Settlement:	The Depository Trust Company (“DTC”) (including through its indirect participants Euroclear and Clearstream, as described under “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus)
Minimum Initial Investment Amount:	$1,000
Original Issue Price (Price to Public):	100.00%
Listing:	The notes will not be listed on any securities exchange
Distribution Agent:	Citigroup Global Markets Inc.

ADDITIONAL INFORMATION

You should read this pricing supplement together with the prospectus, dated July 20, 2023 (the “prospectus”), and the product prospectus supplement, dated February 29, 2024 (the “product prospectus supplement”), relating to our Senior Global Medium-Term Notes, Series A, of which these notes are a part. In the event of any conflict between the terms of this pricing supplement and the terms of the prospectus or the product prospectus supplement, the terms of this pricing supplement will control.

This pricing supplement, together with the prospectus and the product prospectus supplement, contains the terms of the notes. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the accompanying prospectus under “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement, and under “Additional Risk Factors Specific to Your Notes” beginning on page PS-5 of this pricing supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This pricing supplement is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.

You may access the prospectus and the product prospectus supplement on the Securities and Exchange Commission (“SEC”) website at www.sec.gov as follows:

•         Prospectus dated July 20, 2023:

https://www.sec.gov/Archives/edgar/data/1383951/000110465923082805/tm2320650-3_424b3.htm

•         Product Prospectus Supplement dated February 29, 2024:

https://www.sec.gov/Archives/edgar/data/1163653/000110465924029404/tm247408-1_424b3.htm

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in the notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying prospectus and under “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement. You should carefully consider whether the notes are suited to your particular circumstances. The notes are not secured debt.

Please note that in this section entitled “Additional Risk Factors Specific to Your Notes,” references to “holders” mean those who own notes registered in their own names, on the books that we, Nomura or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the notes should read the section entitled “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

We urge you to read all of the following information about some of the risks associated with the notes, together with the other information in this pricing supplement, the accompanying prospectus and the accompanying product prospectus supplement before investing in the notes.

Risks Relating to the Structure or Features of the Notes

Your Investment in the Notes May Result in a Loss.

The notes do not guarantee any return of principal. If the final value of the reference asset is less than the buffer value, the payment at maturity you will be entitled to receive will be less than the principal amount and you will lose approximately 1.00% for each 1% that the reference asset performance of the reference asset is less than -15.00%. You may lose up to 85.00% of your investment at maturity.

You May Not Receive the Call Premium.

The notes may not be called, and in such a case you will not receive the call premium.

The Amount Payable on The Notes is Not Linked to The Value of The Reference Asset At Any Time Other Than on The Call Observation Date and the Final Valuation Date.

Whether the notes are called will be determined only by the closing value of the reference asset on the call observation date, and the final value will be based on the closing value of the reference asset on the final valuation date, each subject to postponement for non-trading days and certain market disruption events. Even if the value of the reference asset is greater than or equal to the call barrier value during the term of the notes other than on the call observation date but then decreases on the call observation date to a value that is less than the call barrier value, the call premium will not be payable for the relevant call payment date. Similarly, even if the value of the reference asset appreciates during the term of the notes other than on the final valuation date but then decreases on the final valuation date to a value that is less than the buffer value, the payment at maturity may be less, and may be significantly less, than it would have been had the payment at maturity been linked to the value of the reference asset prior to such decrease. Although the actual value of the reference asset on the stated maturity date or at other times during the term of the notes may be higher than the final value, receipt of the call premium will be based solely on the closing value of the reference asset on the call observation date, and the payment at maturity will be based solely on the closing value of the reference asset on the final valuation date.

The Notes Will Not Bear Interest.

As a holder of the notes, you will not receive interest payments.

Risks Relating to the Reference Asset

Changes That Affect the Reference Asset May Affect the Value of the Reference Asset and the Market Value of the Notes and the Amount You Will Receive on the Notes and the Amount You Will Receive at Maturity.

The policies of the reference asset sponsor of the reference asset concerning additions, deletions and substitutions of the stocks included in the reference asset, and the manner in which the reference sponsor takes account of certain changes affecting those stocks, may affect the value of the reference asset. The policies of the reference asset sponsor with respect to the calculation of the reference asset could also affect the value of the reference asset. The reference asset sponsor may discontinue or suspend calculation or dissemination of the reference asset. Any such actions could affect the value of the reference asset and the value of and the return on the notes.

Non-U.S. Securities Risk.

Some of the equity securities included in the NDX are issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities, such as the notes, involve risks associated with the home countries of the issuers of those non-U.S. equity securities. The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

The Tax Treatment of the Notes Is Uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “U.S. Federal Income Tax Considerations” in the prospectus and “Supplemental Discussion of U.S. Federal Income Tax Consequences” in this pricing supplement.

General Risk Factors

You Are Subject to Nomura’s Credit Risk, and the Value of Your Notes May Be Adversely Affected by Negative Changes in the Market’s Perception of Nomura’s Creditworthiness.

By purchasing the notes, you are making, in part, a decision about Nomura’s ability to pay you the amounts you are owed pursuant to the terms of your notes. Substantially all of our assets consist of loans to and other receivables from Nomura and its subsidiaries. Our obligations under your notes are guaranteed by Nomura. Therefore, as a practical matter, our ability to pay you amounts we owe on the notes is directly or indirectly linked solely to Nomura’s creditworthiness. In addition, the market’s perception of Nomura’s creditworthiness generally will directly impact the value of your notes. If Nomura becomes or is perceived as becoming less creditworthy following your purchase of notes, you should expect that the notes will decline in value in the secondary market, perhaps substantially. If you sell your notes in the secondary market in such an environment, you may incur a substantial loss.

The Estimated Value of Your Notes at the Time the Terms of Your Notes Were Set on the Trade Date (as Determined by Reference to Our Affiliates’ Pricing Models) Is Less Than the Original Issue Price of Your Notes.

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes were set on the trade date, as determined by reference to our affiliates’ pricing models. After the trade date, the estimated value, as determined by reference to these pricing models, may be affected by changes in market conditions, our and Nomura’s creditworthiness and other relevant factors. If Nomura Securities International, Inc. buys or sells your notes, it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which Nomura Securities International, Inc. will buy or sell your notes at any time also will reflect, among other things, its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes were set on the trade date, our affiliates’ pricing models considered certain variables, including principally Nomura’s internal funding rates, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. In addition, our internal funding rate used in our affiliates’ pricing models generally results in a higher estimated value of your notes than would result if we estimated the value using our credit spreads for our conventional fixed rate debt. As a result, the actual value you would receive if you sold your notes in the secondary market may differ, possibly even materially, from the estimated value of your notes that we determined by reference to our affiliates’ pricing models as of the time the terms of your notes were set on the trade date due to, among other things, any differences in pricing models, third-parties’ use of our credit spreads in their models, or assumptions used by other market participants.

The difference between the estimated value of your notes as of the time the terms of your notes were set on the trade date and the original issue price is a result of certain factors, including principally the agent’s commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to our affiliates and the amounts our affiliates pay to us in connection with their agreement to hedge our obligations on your notes. These costs will be used or retained by us or one of our affiliates, except for agent’s commissions paid to unaffiliated distributors.

If We Were to Repurchase Your Notes Immediately After the Original Issue Date, the Price You Receive May Be Higher Than the Estimated Value of The Notes.

Assuming that all relevant factors remain constant after the original issue date, the price at which we may initially buy or sell the notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the estimated value on the trade date for a temporary period expected to be approximately 1 month after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the notes based on changes in market conditions and other factors that cannot be predicted.

Because Nomura Is a Holding Company, Your Right to Receive Payments on Nomura’s Guarantee of the Notes Is Subordinated to the Liabilities of Nomura’s Other Subsidiaries.

The ability of Nomura to make payments, as guarantor, on the notes, depends upon Nomura’s receipt of dividends, loan payments and other funds from subsidiaries. In addition, if any of Nomura’s subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets, and Nomura’s rights and the rights of Nomura’s creditors, including your rights as an owner of the notes, will be subject to that prior claim.

Nomura’s subsidiaries are subject to various laws and regulations that may restrict Nomura’s ability to receive dividends, loan payments and other funds from subsidiaries. In particular, many of Nomura’s subsidiaries, including its broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, Nomura Securities Co., Ltd., Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, Nomura’s main broker-dealer subsidiaries, are subject to regulatory capital requirements that could limit the transfer of funds to Nomura. These laws and regulations may hinder Nomura’s ability to access funds needed to make payments on Nomura’s obligations.

You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Reference Asset.

In the ordinary course of business, Nomura or any of its affiliates may have expressed views on expected movements in the reference asset, and may do so in the future. These views or reports may be communicated to Nomura’s clients and clients of its affiliates. However, any such views are and will be subject to change from time to time. Moreover, other professionals who deal in markets relating to the reference asset may at any time have significantly different views from those of Nomura or its affiliates. For these reasons, you are encouraged to derive information concerning the reference asset from multiple sources, and you should not rely on any of the views that may have been expressed or that may be expressed in the future by Nomura or any of its affiliates. Neither the offering of the notes nor any view which Nomura or any of its affiliates from time to time may express in the ordinary course of business constitutes a recommendation as to the merits of an investment in the notes or any of the component securities.

Your Return May Be Lower Than the Return on Other Debt Securities of Comparable Maturity.

The notes do not provide any interest. Consequently, unless the call premium, or if the notes are not called, the cash settlement amount you receive on the maturity date substantially exceeds the amount you paid for your notes, the overall return you earn on your notes could be less than what you would have earned by investing in non–underlier-linked debt securities that bear interest at prevailing market rates. For example, your return may be less than the return you would earn if you bought a traditional interest-bearing debt security with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

The Historical Performance of the Reference Asset Should Not Be Taken as an Indication of Its Future Performance.

The historical levels of the reference asset included in this pricing supplement should not be taken as an indication of its future performance. Changes in the levels of the reference asset will affect the market value of the notes, but it is impossible to predict whether the levels of the reference asset will rise or fall during the term of the notes. The levels of the reference asset will be influenced by complex and interrelated political, economic, financial and other factors.

Our or Our Affiliates’ Hedging and Trading Activities May Adversely Affect the Market Value of the Notes.

As described under “Use of Proceeds and Hedging” in the accompanying product prospectus supplement, we or one or more of our affiliates may hedge our obligations under the notes by entering into transactions involving purchases of futures and/or other derivative instruments linked to the reference asset. We also expect that we or one or more of our affiliates will adjust these hedges by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to any of the foregoing, at any time and from time to time, and unwind the hedge by selling any of the foregoing on or before the final valuation date for the notes or in connection with the redemption of the notes. Our or our affiliates’ hedging activities may result in our or our affiliates’ receiving a substantial return on these hedging activities even if your investment in the notes results in a loss to you. These hedging activities could adversely affect the levels of the reference asset and, therefore, the market value of the notes and the cash settlement amount payable on the notes.

We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the reference asset. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes and the cash settlement amount payable on the notes.

We or one or more of our affiliates may also engage in business with the component securities issuers or trading activities related to the component securities, which may present a conflict of interest between us (or our affiliates) and you.

There Are Potential Conflicts of Interest Between You and the Calculation Agent and Between You and Our Other Affiliates.

The calculation agent will make important determinations as to the notes. Among other things, the calculation agent will determine the closing value of the reference asset. We have initially appointed our affiliate, Nomura Securities International, Inc., to act as the calculation agent. We may change the calculation agent after the original issue date without notice to you. For a fuller description of the calculation agent’s role, see “General Terms of the Notes— Role of Calculation Agent” in the accompanying product prospectus supplement. The calculation agent will exercise its judgment when performing its functions and will make any determination required or permitted of it in its sole discretion. For example, the calculation agent may have to determine whether a market disruption event affecting the reference asset has occurred and may also have to determine its closing value in such case. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent may also have to select a substitute index if the reference asset is discontinued. All determinations by the calculation agent are final and binding on you absent manifest error. Since this determination by the calculation agent will affect the cash settlement amount payable on the notes, the calculation agent may have a conflict of interest if it needs to make a determination of this kind, and the cash settlement amount payable on your notes may be adversely affected. In addition, if the calculation agent determines that a market disruption event has occurred on the final valuation date, it can postpone such date, which may have the effect of postponing the maturity date. If this occurs, you will receive the cash settlement amount, if any, after the originally scheduled stated maturity date but will not receive any additional payment or any interest on such postponed cash settlement amount.

We or our affiliates may have other conflicts of interest with holders of the notes. See “Additional Risk Factors Specific to the Notes—Our or Our Affiliates’ Business Activities May Create Conflicts of Interest” in the accompanying product prospectus supplement.

There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses.

The notes will not be listed on any securities exchange, and there may be little or no secondary market for the notes. Nomura Securities International, Inc. and other affiliates of ours currently intend to make a market for the notes, although they are not required to do so. Nomura Securities International, Inc. or any other affiliate of ours may stop any such market-making activities at any time. Even if a secondary market for the notes develops, it may not provide significant liquidity and the notes may not trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

If you sell your notes before the maturity date, you may have to do so at a substantial discount from the issue price and as a result you may suffer substantial losses.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the reference asset relative to the initial value. We cannot predict the closing value of the reference asset on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the reference asset or the return on the notes.

The table and examples below assume the notes have not been called and illustrate how the cash settlement amount would be calculated with respect to a $1,000 investment in the notes, given a range of hypothetical performances of the reference asset. The hypothetical returns on the notes below are numbers, expressed as percentages, that result from comparing the cash settlement amount per $1,000 principal amount to $1,000. The numbers appearing in the following table and examples may have been rounded for ease of analysis. The following table and examples assume the following. These are not the actual terms of the notes and the notes’ terms may be more or less favorable than those shown in the following table and examples:

▶	Principal amount:	$1,000
▶	Hypothetical initial value:	1,000.00
▶	Hypothetical buffer value:	850.00 (85.00% of the hypothetical initial value)
▶	Hypothetical upside participation rate:	125.00% (1.25x)

Hypothetical Final Value	Hypothetical Reference Asset Performance	Hypothetical Cash Settlement Amount	Hypothetical Return on the Notes
2,400.00	120.00%	$2,500.00	150.00%
2,000.00	100.00%	$2,250.00	125.00%
1,900.00	90.00%	$2,125.00	112.50%
1,600.00	60.00%	$1,750.00	75.00%
1,200.00	20.00%	$1,250.00	25.00%
1,000.00 (1)	0.00%	$1,000.00	0.00%
990.00	-1.00%	$1,000.00	0.00%
900.00	-10.00%	$1,000.00	0.00%
850.00 (2)	-15.00%	$1,000.00	0.00%
849.90	-15.01%	$999.90	-0.01%
600.00	-40.00%	$750.00	-25.00%
400.00	-60.00%	$550.00	-45.00%
300.00	-70.00%	$450.00	-55.00%
250.00	-75.00%	$400.00	-60.00%
0.00	-100.00%	$150.00	-85.00%

(1)	The hypothetical initial value of 1,000.00 used in these examples has been chosen for illustrative purposes only. The actual initial value of the reference asset is set forth under “Terms of the Notes.”

(2)	This is the hypothetical buffer value.

The following examples indicate how the cash settlement amount would be calculated with respect to a hypothetical $1,000 investment in the notes assuming that the notes are not called and held to maturity.

Example 1: The value of the reference asset increases from the initial value of 1,000.00 to a final value of 1,200.00

Because the reference asset performance is positive, the final settlement value would be $1,250.00 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × reference asset performance × upside participation rate)

= $1,000 + ($1,000 × 20.00% × 125.00%)

=$1,250.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the reference asset performance multiplied by the upside participation rate when the reference asset appreciates.

Example 2: the value of the reference asset decreases from the initial value of 1,000.00 to a final value of 900.00.

Because the reference asset performance is less than zero but greater than -15.00%, the final settlement value would be $1,000.00 per $1,000 principal amount (a zero return).

Example 2 shows that you will receive the return of your principal investment when the final value of the reference asset is less than or equal to the initial value but greater than or equal to the buffer value:

Example 3: the value of the reference asset decreases from the initial value of 1,000.00 to a final value of 400.00.

Because the reference asset performance is less than -15.00%, the final settlement value would be $550.000 per $1,000 principal amount, calculated as follows:

$1,000 + [$1,000 × (reference asset performance + 15.00%)].

= $1,000 + [$1,000 x (-60.00%+ 15.00%)]

= $550.00

Example 3 shows that if the final value of the reference asset is less than the buffer value you are exposed on a 1-to-1 basis to declines in the reference asset performance beyond -15.00%. You will lose some or a significant portion (up to 85.00%) of your principal amount at maturity.

THE REFERENCE ASSET

Description of the NDX

Nasdaq, Inc. Publishes the NDX

The NDX is an index that is calculated, maintained and published by Nasdaq, Inc., and is designed to measure the performance of 100 of the largest Nasdaq listed non-financial stocks. The NDX is a “price return” index and is calculated using a modified market capitalization-weighted methodology. Additional information about the Nasdaq-100 Index® (including the top ten constituent stocks and weights and sector weights) is available on the following website: indexes.nasdaqomx.com/Index/Overview/NDX. We are not incorporating by reference the website or any material it includes in this pricing supplement.

Security Eligibility Criteria

To qualify for index inclusion, securities must meet the following Security Eligibility Criteria which are applied as of the reconstitution reference date.

Eligible security types include common stocks, tracking stocks, and American depositary receipts, including New York registry shares. Real estate investment trusts, special purpose acquisition companies and “when-issued” securities are not eligible.

Multiple classes of securities issued by the same company are each eligible, subject to meeting all other security eligibility criteria.

For constituent selection and weighting purposes, the market capitalization of each company is the combined market capitalization of all eligible share classes. Unless otherwise noted, unlisted share classes are ineligible and will not be considered in the calculation of a company’s market capitalization. To be eligible for index inclusion, a company’s primary US listing must be listed exclusively on the Nasdaq Global Select Market or the Nasdaq Global Market. To be eligible, a company must not be classified as being in the financial industry according to the Industry Classification Benchmark, a product of FTSE International Limited that is used under license.

Companies classified as being in the real estate industry, according to the Industry Classification Benchmark, are eligible unless organized as a real estate investment trust.

There is no minimum or maximum market capitalization criterion, although the security selection process is based in part on a ranking of companies by market capitalization. A security must have a three-month average daily traded value of at least $5 million (USD).

To be eligible for initial index inclusion, a security must have been listed and available for trading on an eligible exchange for at least three full calendar months, not including the month of initial listing. For seasoning purposes, eligible exchanges include Nasdaq (Nasdaq Global Select Market, Nasdaq Global Market, or Nasdaq Capital Market), NYSE, NYSE American and CBOE BZX. Seasoning eligibility is determined as of the constituent selection reference date and includes that month, therefore:

•	To be considered for inclusion at the annual December reconstitution, a security must have been listed and available for trading on an eligible exchange no later than the last business day of August, with seasoning occurring over the months of September, October, and November.

•	To be considered for inclusion as a replacement, a security must be seasoned by the last day of the month preceding the replacement event. For example, if a replacement event were to occur in July, the required seasoning period would include all of April, May, and June.

The trading history of a special purpose acquisition company prior to its combination with an operating company will not count towards satisfying the seasoning requirement, regardless of whether the special purpose acquisition company is determined to be the acquirer or the target in the transaction.

Any security that is already a member of the NDX, including those added as the result of a spin-off event, will be exempt from the seasoning requirement. A security must have a free float of at least 10%.

Companies that have filed for bankruptcy, or equivalent protection from creditors, will not be considered for initial inclusion in the NDX.

A company that has entered into a definitive agreement or other arrangement that is expected to make it ineligible will not be considered for initial inclusion in the NDX. Such agreements and arrangements include, but are not limited to:

•	An agreement to be purchased by another entity or to become privately owned.
•	A plan to delist or to transfer to an ineligible exchange.
•	A plan to reorganize as an ineligible security type.
•	A decision to liquidate or otherwise permanently cease operations.

Constituent Selection

A reconstitution is conducted on an annual basis, at which time all eligible companies are ranked based on market capitalization, as of the reconstitution reference date.

The market capitalization of each company is the combined market capitalization of all eligible share classes. For inclusion purposes, the market capitalization of an American depositary receipt will normally be determined based on the depositary shares outstanding, as reported by the depositary banks. This means that a non-US company represented by an American depositary receipt may be considered for inclusion in the NDX at less than its full global market capitalization. Notwithstanding the foregoing, an American depositary receipt that serves as a company’s primary global listing (i.e., the underlying shares are not listed or available for trading elsewhere) will be considered for inclusion based on its full global market capitalization, in the same manner as a direct listing.

1.	Once ranked, companies are selected for index inclusion based on the following order of criteria: The top 75 ranked companies are selected for inclusion in the NDX.
2.	Any other companies that were members of the NDX as of the reconstitution reference date and are ranked within the top 100 ranked companies are also selected for inclusion in the NDX.
3.	If fewer than 100 companies are selected based on the first two criteria, then the remaining positions will first be filled, in rank order, by companies currently in the NDX as of the reconstitution reference date, which are ranked in positions 101-125, as long as they were:

a.	ranked in the top 100 as of the reference date of the previous reconstitution, or
b.	added as a replacement since the previous reconstitution, or
c.	added as the result of a spinoff event since the previous reconstitution.

4.	If fewer than 100 companies are selected based on the first three criteria, the remaining positions will be filled, in rank order, by any companies ranked in the top 100 that were not already members of the NDX as of the reconstitution reference date.

Constituent Weighting

Constituent Weighting Scheme

The NDX employs a modified capitalization weighting scheme.

Constituent Weighting Process

The quarterly weight process uses company-level weights, which are derived using the price and total shares outstanding (“TSO”) of each security, as of the rebalance reference date. For any company represented by more than one eligible share class, the company weight is the combined weight of the eligible securities representing its share classes. All American depositary receipt securities selected for index inclusion will have their weights assigned according to the market capitalization of the depositary shares outstanding, as reported by the depositary banks.

For quarterly rebalances in March, June, and September, index shares for each security are adjusted by the percentage change in that company’s TSO since the previous TSO update. Following those adjustments, the resulting company weights are evaluated based on two constraints:

•	No company’s weight may exceed 24%.

•	The aggregate weight of the companies whose weights exceed 4.5% may not exceed 48%.

If neither constraint is violated, then no further adjustments are made, and the quarterly constituent weighting process is complete.

Only in cases where either or both of the constraints above are violated, or when the quarterly rebalance coincides with the annual reconstitution (i.e., December), quarterly weight adjustments are made according to a two-stage adjustment process described below. This process uses the price and TSO of each security, as of the rebalance reference date, to derive the initial company-level weights.

Stage 1 adjustment. If no company’s initial weight exceeds 24% of the NDX, initial weights are used as Stage 1 weights without adjustment. Otherwise, initial weights are adjusted such that no company’s weight may exceed 20% of the NDX.

Stage 2 adjustment. If the aggregate weight of the companies whose Stage 1 weights exceed 4.5% does not exceed 48%, Stage 1 weights are used as the final weights. Otherwise, Stage 1 weights are adjusted such that:

•	The aggregate weight of the companies whose Stage 1 weights exceeded 4.5% is set to 40%.
•	Companies with Stage 1 weights below 4.5% may also have their weights adjusted to preserve the initial rank order of all companies.

If the two-stage process results in a violation of the weighting constraints as previously detailed in the this section, then the process is repeated until the company weights meet the constraints.

Annual Weight Adjustment

The annual reconstitution employs an additional two-stage weight adjustment using security-level constraints. For any company with more than one eligible share class, the securities representing those share classes are considered separately.

Final security weights from the quarterly weight adjustment are used as the initial security weights for the annual weight adjustment process.

Stage 1 adjustment. If no security’s initial weight exceeds 15%, initial weights are used as Stage 1 weights. Otherwise, initial weights are adjusted such that no security’s weight may exceed 14% of the NDX.

Stage 2 adjustment. If the aggregate weight of the securities with the five largest Stage 1 weights does not exceed 40%, Stage 1 weights are used as final weights. Otherwise, Stage 1 weights are adjusted such that:

•	The aggregate weight of the securities with the five largest Stage 1 weights is set to 38.5%.
•	In order to preserve the initial rank order of the securities, the final index weight of any security outside the five largest will be capped at the lesser of 4.4% or the weight of the fifth largest security.

If the two-stage process results in a violation of the weighting constraints as previously detailed in the this section, then the process is repeated until the security weights meet the constraints.

NDX Calculation

The discussion below describes the “price return” calculation of the Nasdaq-100 Index®. As compared to the gross total return or net total return versions of the NDX, the price return version is ordinarily calculated without regard to ordinary cash dividends on the NDX stocks. However, all NDX calculations reflect special cash dividends.

The NDX is a modified market capitalization-weighted index. The value of the Nasdaq- 100 Index® equals the NDX market value divided by the NDX divisor. The overall NDX market value is the aggregate of each NDX stock’s market value, as may be adjusted for any corporate actions. A NDX stock’s market value is determined by multiplying the last sale price by the number of shares of the index security included in the NDX. In other words, the value of the

NDX is equal to (i) the sum of the products of (a) the index shares of each of the NDX stocks multiplied by (b) each such stock’s last sale price (adjusted for corporate actions, if any), divided by (ii) the divisor of the NDX.

The price return NDX divisor is calculated as the ratio of (i) the start of day market value of the NDX divided by (ii) the previous day NDX value.

If an index security does not trade on the relevant Nasdaq exchange on a given day or the relevant Nasdaq exchange has not opened for trading, the previous index calculation day’s closing price for index security (adjusted for corporate actions occurring prior to market open on the current day, if any) is used. If an index security is halted during the trading day, the most recent last sale price is used until trading resumes. For securities where the Nasdaq Stock Market is the relevant Nasdaq exchange, the last sale price may be the Nasdaq Official Closing Price when it is closed.

Index Calendar

Reconstitution Frequency	Annually
Rebalance Frequency	Quarterly
Reconstitution Reference Dates	Last trading day of November
Reconstitution Announcement Dates	After the close on the second Friday in December
Reconstitution Effective Dates	At market open on the first trading day following the third Friday in December
Rebalance Reference Dates	Last trading day of February, May, August, and November, respectively
Rebalance Announcement Dates	After the close on the second Friday in March, June, September, and December
Rebalance Effective Dates	At market open on the first trading day following the third Friday in March, June, September, and December

A special rebalance may be triggered, if either of the following weighting restrictions are violated, based on end-of-day values:

•	No company’s weight may exceed 24%.

•	The aggregate weight of the companies whose weights exceed 4.5% may not exceed 48%.

Notice of a special rebalance, including the effective date and reference date, will be published in advance through the normal channels, and will follow the quarterly update process described in the constituent weighting section.

The NDX is calculated Monday through Friday, except on days when the US markets are closed.

The NDX is calculated during the trading day based on the last sale price and are disseminated once per second from 09:30:01 to 17:16:00 ET. The closing value of the NDX may change up until 17:15:00 ET due to corrections to the last sale price of the index securities.

Index Maintenance

Deletion Policy

If, at any time, it is determined that an index security is ineligible for continued inclusion, it will be removed as soon as practicable. Advanced notice of an index security deletion, including the effective date, will be announced through the normal channels. Criteria for security removal include, but are not limited to:

•	Delisting or transferring to an ineligible exchange.

•	Reorganizing as an ineligible security type (e.g., a real estate investment trust).

•	Reclassification as a financial company, according to the ICB.

•	Involvement in a merger, acquisition, or other major corporate event that would make continued inclusion impossible, impractical, or inappropriate.

•	Failure to maintain a weight of at least 0.10% for two consecutive month ends. Any security that fails to maintain a weight of at least 0.10% for two consecutive month-ends will be replaced, subject to the availability of a replacement security with a larger market capitalization. If no such security is available, the incumbent security will remain in the NDX until a suitable replacement can be identified. If its weight increases to above 0.10% before a suitable replacement security is designated, then the incumbent security will not be replaced. This situation will be evaluated at the end of each calendar month.

•	For a security added to the NDX as the result of a spin-off event, failure to establish a weight of at least 0.10% at the end of its second day of regular-way trading as an index member.

•	Declaring bankruptcy, liquidating, or otherwise permanently ceasing operations.

In circumstances where it is not possible to provide sufficient advanced notification of the removal event and/or the identity of a replacement, the security being removed may be persisted in the NDX at its last sale price, or at an appropriate “deal price”, until the effective date of the replacement company’s entry into the NDX. In such cases, a temporary placeholder security may be utilized, and will be denoted by adding a dollar sign to the beginning and end of the security’s ticker symbol.

Securities that are added to the NDX as the result of a spin-off event are normally maintained in the NDX, subject to the removal criteria specified above. Those that are not immediately removed may be removed at a later date to protect the integrity of the NDX, for example, if a spun-off security demonstrates liquidity characteristics that diverge materially from the security eligibility criteria.

Replacement Policy

Other than at the index reconstitution, except for spin-offs, additions to the NDX occur only when there is a deletion that requires replacement. The company with the largest market capitalization that meets all eligibility criteria as of the prior month-end, and which is not already an index member, will replace the deleted company.

For companies represented by more than one share class, the company will only be considered deleted when all its share classes have been removed from the NDX. If a security is removed, but other securities representing the same company remain in the NDX, a replacement event will not be triggered.

A security that was added to the NDX as the result of a spin-off event, and then removed before the next reconstitution, will not be replaced.

For pending deletions set to occur soon after a reconstitution and/or rebalance effective date, the removal may be accelerated to occur in conjunction with the reconstitution and/or rebalance event.

Corporate Actions

In the periods between scheduled index reconstitution and rebalancing events, individual index securities may be subject to a variety of corporate actions and events that require maintenance and adjustments to the NDX.

At the quarterly rebalancing, no changes are made to the NDX from the previous month end until the quarterly share change effective date, with the exception of corporate actions with an ex-date.

Special Cash Dividends

A special cash dividend is a cash payment by the issuer of the index security to shareholders that the issuer does not consider to be part of its regular dividend paying cycle. A dividend is considered special in the NDX if the information provided by the vendor or the index exchange indicates that the dividend is special. Other nomenclature for a special dividend may include but not be limited to extra, extraordinary, non-recurring, one-time, unusual, etc.

The start of day price of the index security is adjusted downward for the amount of the special cash dividend with no adjustment to the index shares resulting in a change to the divisor.

Return of Capital

A return of capital is a cash distribution paid from the company’s capital surplus rather than its net income or retained earnings. For the purposes of index calculation, Nasdaq will determine the treatment (regular vs. special) of each return of capital event based on whether the payment fits with the company’s regular pattern of dividend payments, or if the payment appears to be extraordinary in nature.

Liquidation Distributions

A liquidation distribution, sometimes referred to as a “liquidating dividend” is a cash distribution made by an issuer in conjunction with the dissolution of its business. Bankruptcy liquidations rarely result in liquidation payments to equity shareholders. Voluntary liquidations, on the other hand, will generally produce one or more liquidation payment events. For the purposes of index calculation, Nasdaq treats liquidation distributions in the same manner as special dividends.

Stock Split / Stock Dividend / Bonus Issue

A stock split, stock dividend and bonus issue are similar transactions which generally result in no change to the market capitalization of the security. They essentially imply the same event and the only difference is in the way the terms are quoted. A stock split or bonus issue is quoted in terms of shares received to shares held and stock dividends are quoted in percentages. This event increases the index shares of the index security based on an adjustment factor, while simultaneously reducing its per share price by applying a corresponding inverse adjustment factor, such that the weight of the index security remains similar before and after the event resulting in no change or a minimal change to the divisor.

Cash and Stock Dividend

An issuer of a security may pay a cash and stock dividend on the same security on the same date. In this case, the cash dividend is processed in the NDX before the stock dividend unless otherwise indicated.

Optional Dividend

An issuer of a security may permit the shareholder to choose between receiving a dividend in cash or stock. In this case, the adjustment is made to the index security in the manner the dividend is announced.

Reverse Stock Split / Consolidation

A reverse split generally results in no change to the market capitalization of the security. Reverse splits are quoted in terms of shares received to shares held. This event decreases the number of index shares of the index security based on an adjustment factor while simultaneously increasing its per share price by applying a corresponding inverse adjustment factor, such that the weight of the index security remains similar before and after the event resulting in no change or a minimal change to the divisor.

Rights Offering / Issue

An issuer may offer to existing shareholders the right to participate in a new issuance of shares in proportion to each shareholder’s existing holdings of the security at a set price (the subscription price) during a subscription period. Shareholders are allotted rights in accordance with the ratio set by the company. The rights may trade for a certain period of time during the subscription period, allowing shareholders the opportunity to sell their rights in the market. Failure to subscribe to the rights prior to the end of the subscription period will result in their expiration and the shareholders forfeiture of the opportunity to purchase new shares under the rights issuance.

Renounceable rights offering: The rights issued to an existing shareholder are transferable in the open market and are able to be sold separately from the shares to other investors during the life of the right. Renounceable rights are referred to as “transferable” or “tradable”.

Non-renounceable rights offering: The rights issued to an existing shareholder cannot be traded. Shareholders must either subscribe to the rights or they lapse upon expiration of the subscription period.

Whether the rights offering is renounceable or non-renounceable, if the distribution is of the same index security, the price and index shares are adjusted if the rights have a subscription price on an equivalent per share basis that is less than its last sale price (in-the money) of the index security. The price is adjusted downward for the value of the right.

The index shares are increased to reflect the full exercise of the rights offering. The number of additional index shares is determined by multiplying the number of rights issued per index security by the current number of index shares, then dividing that product by the number of rights required to purchase one new index security. This results in a divisor adjustment.

If the rights have a subscription price on an equivalent per share basis that is greater than the last sale price (out of the money) of the index security on the day before the ex-distribution date, no adjustment will be made to the price or index shares of the index security, even if the offering is underwritten or otherwise guaranteed in some way. If the distribution is not available to all shareholders, then no adjustment is made to either the price or index shares of the index security.

Stock Distribution of Another Security

An issuer may distribute shares of another pre-existing publicly traded company to its own shareholders. These events are often announced as “in specie”, “in kind”, or “spinoff” distributions. Such events generally do not result in the issuance of new shares or the formation of a new corporate entity, and may not fall within the traditional definition of a spinoff. Nevertheless, regardless of the terminology used to announce the event, this distribution will be handled as a “spin-off” as described below.

In cases where the distributed security is already a member of the NDX, its index shares will be increased, on the effective date, to reflect the value of the distribution.

Spin-offs

A spin-off (also known as a de-merger) occurs when the issuer of an equity security (the parent) “spins off” a business it owns into a separate new issuer (the spinco). Shares of the spinco are distributed to the shareholders of the parent, on a pro-rata basis, at a ratio established by the parent. Any spinco which does not meet the traditional definition of a security, or is not expected to be publicly listed, may be disregarded by the NDX. Spinco securities will be added to the NDX as their parent security on the effective date. Index shares of the spinco are calculated by multiplying the index shares of the parent times the spinoff ratio. If the parent security’s listing exchange applies a price adjustment to the parent security, the spinco security will be assigned an initial price consistent with that amount, adjusted according to the spinoff ratio. If no price adjustment is applied to the parent, the spinco will be assigned a price of zero. In any case, including events involving multiple spincos, the total value of the parent and spinco(s) reflected within the NDX at the start-of-day on the effective date will be equal to the value of the parent security at the prior end-of-day. Resulting divisor changes, if any, are not expected to be meaningful. Passive investors should not expect to take any action at the time the spinoff event becomes effective.

Once the spinoff event has been completed, the spinco will be evaluated for continued inclusion in the NDX. By default, the security will remain in the NDX until at least the next scheduled reconstitution, unless there is a specific reason for immediate disqualification. Regardless of the reason(s) for disqualification, a disqualified spinco will be held in the NDX until regular-way trading is established, and removed only after sufficient advanced notice is provided through the normal communication channels.

A disqualified spinco is normally removed at the last sale price of the day prior to the announced removal date. There is no adjustment to the index shares of the parent. This will not result in a divisor adjustment.

Tracking Stocks

A separate line of stock which is issued for the purpose of “tracking” the financial performance of a particular business line, division or subsidiary of a company is often referred to as a “tracking stock.” The pro-rata distribution of a newly issued tracking stock to existing shareholders of the “parent” company is handled in accordance with the guidelines for spin-offs. A similar distribution of a pre-existing tracking stock is handled as a stock distribution of another security.

Mergers & Acquisitions (M&A)

A merger/acquisition is the combination of two (or more) companies into one larger company, involving an exchange of stock and/or cash payment to the shareholders of the acquired company.

If the issuer of the index security is the company being acquired, the index security is removed the day following the shareholder vote or the expected expiration of the tender offer, provided the acquisition is not contested. In the event the acquisition is contested, the deletion occurs once results have been received that indicate the acquisition will likely be successful. If the approval is by written consent, then the removal occurs as soon as reasonably practical thereafter.

When the acquiring company is an index security, it may incur an increase in its index shares if the acquisition involves an exchange of stock as payment.

Additions / Deletions

The addition or deletion of a security will generally result in a divisor change. Index securities are added or removed from the NDX at their last sale price on the day prior to the effective date of the change.

Halted Securities

If an index security, at the time of its removal from the NDX, is halted from trading on its index exchange and its current last sale price cannot readily be determined, the index security may, at Nasdaq’s discretion, be removed at a price of 0.00000001 (“zero price”). This price is applied to the index security after the close of all the trading markets in the NDX but prior to the time the official closing value of the NDX is disseminated.

Index Share and TSO Changes

A security’s index shares may change as a result of events other than those corporate actions/events noted above. If a change in TSO arising from other corporate events is greater than or equal to 10%, an adjustment to index shares is made as soon as practicable after being sufficiently verified. If the change in TSO is less than 10%, then all such changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September and December. The index shares are adjusted by the same percentage amount by which the TSO has changed.

Bankruptcy

In the event that an existing index constituent files for bankruptcy or equivalent protection from creditors, affected securities will be removed from their respective indexes, on a best-efforts basis, as soon as practicable after Nasdaq becomes aware of the filing.

If the index constituent is still available for trading on its primary exchange, it is removed from the NDX at the security’s last trading price. If the security is no longer trading per its primary exchange, the constituent may be removed at an OTC price, if judged reliable. When no sufficiently reliable price exists, the security is removed at a price of zero.

Sanctions

Generally, Nasdaq Indices will approach the treatment of sanctions through the lens of United States, United Kingdom, and/or European Union based investors. Most sanctions can be thought of as being either comprehensive or selective:

Comprehensive sanctions programs are geographically oriented, and often apply broad-based financial restrictions on entire countries. Examples include Cuba, North Korea, Iran, and Syria. Companies in countries targeted by comprehensive sanctions are not eligible for inclusion in the NDX.

Other sanctions programs are more selective, and target specific companies and individuals regardless of their locations. Nasdaq consults multiple sources in order to identify and interpret relevant sanctions on a best-efforts basis.

Because different sanctions programs include a variety of evolving restrictions and requirements, sanctions generally require a case-by-case review. Any resulting index adjustments, if necessary, will be made at the sole discretion of the Nasdaq Index Management Committee.

Other Adjustments

Nasdaq may make adjustments in circumstances other than those detailed in the index methodology, but not limited to adjustments necessary to ensure NDX and/or market integrity. Nasdaq may exercise discretion or expert judgement (other than that which is purely mechanical and, where relevant, implemented in accordance with the index methodology) when the situation calls for the interpretation of data in calculating and maintaining the NDX, including application of corporate actions. The use of expert judgement is overseen by the index governance process and mandates that the discretion or expert judgement would be exercised (i) in good faith and in a commercially reasonable manner and (ii) in such a manner as to ensure, as far as commercially reasonable, consistency in the approach it adopts with regard to the exercise of such discretion or expert judgement.

Index Governance

All Nasdaq Indexes are managed by the governance committee structure and have transparent governance, oversight, and accountability procedures for the index determination process.

License Agreement with Nasdaq, Inc.

The notes are not sponsored, endorsed, sold or promoted by Nasdaq, Inc. or its affiliates (NASDAQ, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the notes. The Corporations make no representation or warranty, express or implied to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the NDX to track general stock market performance. The Corporations' only relationship to the Issuer (“Licensee”) is in the licensing of the Nasdaq®, NDX trademarks or service marks, and certain trade names of the Corporations and the use of the NDX which is determined, composed and calculated by NASDAQ without regard to Licensee or the notes. NASDAQ has no obligation to take the needs of the Licensee or the owners of the notes into consideration in determining, composing or calculating the NDX. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the notes.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF NDX OR ANY DATA INCLUDED THEREIN, THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NDX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NDX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Historical Performance of the NDX

The following graph sets forth the historical performance of the NDX based on the daily historical closing values from January 1, 2021 through June 25, 2026. We obtained the closing values below from Bloomberg L.P. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg L.P.

Historical Performance of the NDX

The historical values of the NDX should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the NDX on the call observation date or the final valuation date

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

You should carefully consider the matters set forth in “U.S. Federal Income Tax Considerations” in the accompanying prospectus. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes. This summary supplements the section “U.S. Federal Income Tax Considerations” in the accompanying prospectus and supersedes it to the extent inconsistent therewith.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, a note should be treated as a pre-paid derivative contract with respect to the reference asset. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a note as a pre-paid derivative contract with respect to the reference asset. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described herein.

U.S. Holders. Please see the discussion under the heading “U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or a Derivative Contract — Certain Notes Treated as Prepaid Derivative Contracts” in the accompanying prospectus for a further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus). Pursuant to the approach discussed above, we intend to treat any gain or loss upon maturity or an earlier sale, exchange, or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time and your tax basis in the note. Any such gain or loss will be long-term capital gain or loss if you have held the note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a note generally will equal your cost of the note.

Non-U.S. Holders. Please see the discussion under the heading “U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders” in the accompanying prospectus for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus).

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on the Issuer’s determination that the notes are not “delta-one” instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the reference asset or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the reference asset or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Citigroup Global Markets Inc. (the “distribution agent”), and the distribution agent has agreed to purchase from us, the aggregate principal amount of the notes specified on the front cover of the final pricing supplement. The distribution agent has agreed to purchase the notes from us at a price of 98.25% of the principal amount. The distribution agent’s commission will be 1.75%. The distribution agent will offer the notes to which this pricing supplement relates to the public at the price to public set forth on the front cover of this pricing supplement. If all of the notes are not sold at the original issue price, the distribution agent may change the offering price and the other selling terms. Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions.

To the extent the distribution agent resells notes to a broker or dealer less a concession equal to the entire agent’s commission, such broker or dealer may be deemed to be an “underwriter” of the notes as such term is defined in the Securities Act of 1933, as amended. If the distribution agent is unable to sell all the notes at the public offering price, the distribution agent proposes to offer the notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

In the future, the distribution agent may repurchase and resell the notes in market-making transactions. For more information about the plan of distribution, the distribution agreement and possible market-making activities, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus.

Delivery of the notes will be made against payment for the notes on the original issue date set forth on page PS-2 of this pricing supplement, which is more than one business day following the trade date. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

The distribution agent and/or its affiliates have performed, and in the future may provide, investment banking and advisory services for us from time to time for which they have received, and expect to receive, customary fees and commissions. The distribution agent and its affiliates may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.

VALIDITY OF THE NOTES

In the opinion of Mayer Brown LLP, as counsel to the Issuer and the Guarantor, when this pricing supplement has been attached to, and duly notated on, the master note that represents the notes pursuant to the Indenture referred to in the prospectus and product prospectus supplement, and issued and paid for as contemplated herein, (i) such notes will be valid, binding and enforceable obligations of the Issuer, and (ii) the related Guarantee will be a valid, binding and enforceable obligation of the Guarantor, in each case entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the laws of the State of Delaware and the federal laws of the United States of America. Insofar as this opinion involves matters governed by Japanese law, Mayer Brown LLP has relied, with the Issuer’s permission, on the opinion of Anderson Mori & Tomotsune, dated as of July 20, 2023, filed as an exhibit to the Registration Statement by the Issuer on July 20, 2023, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Anderson Mori & Tomotsune. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 20, 2023, which has been filed as Exhibit 5.2 to the Issuer’s Registration Statement on Form F-3 dated July 20, 2023.